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                              [ILLINOIS SUPERCONDUCTOR LETTERHEAD]


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: REGISTRATION STATEMENT ON FORM S-2/A (FILE NO. 333-77337)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), Illinois Superconductor Corporation, a Delaware corporation (the "Company") hereby requests an order granting the immediate withdrawal of its Registration Statement on Form S-2/A, File No. 333-77337, together with all exhibits thereto, originally filed with the Commission on May 1, 2000 and declared effective May 17, 2000 (the "Registration Statement").

     Pursuant to the Registration Statement, the Company registered 619,716 shares of its common stock for resale by the selling stockholders named therein. Subsequently, and pursuant to Rule 429 under the Securities Act, the Company included such 619,716 shares on a registration statement on Form S-2 filed September 26, 2000, which was declared effective October 4, 2000. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

     Please do not hesitate to call the undersigned at (847) 391-9405 or Andrew Weil of Sonnenschein Nath & Rosenthal, our outside counsel, at (312) 876-8984 if you have any questions regarding this request.

                                                    Very truly yours,

                                                    ILLINOIS SUPERCONDUCTOR
                                                    CORPORATION

                                                    By: /s/ CHARLES F. WILLES
                                                            -------------------
                                                    Charles F. Willes
                                                    Chief Financial Officer